

April 10, 2009

Via Facsimile and U.S. Mail

Richard Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

> **Re:** **ORBCOMM, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on S**
> **Schedule 14A**
> **Filed April 6, 2009**
> **File No. 1-3318**

Dear Mr. Grossman:

We have conducted a limited review of the filing listed above and have the following comments.

PRER14A filed April 6, 2009

Background of the Solicitation, page 4

1.   Please provide support for your belief that the Levinson Nominees' strategy is "ill informed and would not result in an increase in shareholder value." Similarly, revise to address why you believe Mr. Miron lacks "meaningful knowledge" or "meaningful executive experience." Finally, explain why the board does not believe "a change in the Company's business strategy or a $25 million capital raise" are in the best interests of the shareholders.

Security Ownership of Beneficial Owners and Management, page 13

2.   We reissue comment 4. We disagree that revising the referenced language to make it correct would make the company "responsible for …. the appropriateness of the disclaimers."

Closing Comments

As appropriate, please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions